Exhibit 99.1

Jianpu Technology Inc. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Beijing, March 23, 2020 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” the “Company” or “We”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights:

•                  Credit card volume for recommendation services1 was approximately 1.9 million in the fourth quarter of 2019, representing an increase of approximately 5.6% from the third quarter of 2019. The average fee per credit card for recommendation services increased to RMB110.21 (US$215.83) in the fourth quarter of 2019 from RMB109.22 in the third quarter of 2019. As a result, revenues from recommendation services for credit cards increased by 6.5% to RMB208.3 million (US$29.9 million) in the fourth quarter of 2019 from RMB195.6 million in the third quarter of 2019.

•                  Net loss was RMB6.6 million (US$0.9 million) in the fourth quarter of 2019, improved from a net loss of RMB352.5 million in the third quarter of 2019.

•                  Non-GAAP adjusted net loss3 was RMB68.8 million (US$9.9 million) in the fourth quarter of 2019, compared with non-GAAP adjusted net loss of RMB100.7 million in the third quarter of 2019.

Selected Operational Metrics

	For the three months ended December 31,			For the fiscal year ended December 31,
	2018	2019	Change %	2018	2019	Change %

Credit card volume for recommendation services[1] (in million)	2.6	1.9	-26.9%	7.1	6.9	-2.8%
The average fee per credit card for recommendation services (RMB)	112.05	110.21	-1.6%	105.19	108.64	3.3%
Number of loan applications (in million)	24.7	2.3	-90.7%	71.3	37.7	-47.1%
The average fee per loan application (RMB)	14.98	17.49	16.8%	14.24	17.68	24.2%

1  Credit card volume for recommendation services is the measure of the number of credit cards the Company generates revenues during the period presented for recommendation services.

2  This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

3  Non-GAAP adjusted net (loss) / income represents net (loss)/income before share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “As we continue to execute on our founding mission to become everyone’s financial partner, we are uniquely suited to capitalize on new developments and deliver solid value to our customers and stakeholders. Despite the continued macroeconomic slowdown and evolving regulatory environment, we closed 2019 remaining focused on our core strengths and fundamentals while proactively making significant adjustments to better position the Company between growth and efficiency. Such preemptive measures not only led us to an efficiency improvement in the fourth quarter, but also position us well to capture the growing opportunities of financial services industry digital transformation through our new initiatives.”

“2020 presented us with a challenging start after the outbreak of the coronavirus, which is impacting our business as well as causing immense economic disruption and personal suffering,” added Mr. Ye. “We are making operational adjustments to maintain the same high quality service we have always provided our users, customers and partners as we simultaneously work to minimize the impact of the virus and push forward our business initiatives. We are encouraged by the recent recovery trend in China on a week-over-week basis. We expect the impact of  COVID-19 on our business to be short term and are optimistic about our sustainable long-term growth.”

Mr. Oscar Chen, Chief Financial Officer of Jianpu, said, “Our fourth quarter results demonstrated our tireless efforts to optimize businesses and improve operating efficiencies. Our credit card recommendation business remained promising by delivering 6.5% quarter-over-quarter growth, in spite of credit tightening across the board. The proactive cost optimization measures we introduced early on began to take hold in the fourth quarter, leading to a sequential reduction of 31.7% in non-GAAP net loss. The performance of our optimization efforts gives testimony to the ongoing resiliency of our platform in the midst of a volatile operating environment and challenging macroeconomic conditions. Although the outbreak of coronavirus brings us challenges in the short term, we remain confident about recovery and robust long-term prospects.”

Fourth Quarter 2019 Financial Results

Total revenues for the fourth quarter of 2019 decreased by 61.0% to RMB289.7 million (US$41.6 million) from RMB742.1 million in the same period of 2018.

Total revenues from recommendation services decreased by 62.3% to RMB248.3 million (US$35.7 million) in the fourth quarter of 2019 from RMB659.2 million in the same period of 2018.

Revenues from recommendation services for credit cards decreased by 27.9% to RMB208.3 million (US$29.9 million) in the fourth quarter of 2019 from RMB289.1 million in the same period of 2018, due to the decrease in both credit card volume and average fee per credit card. Credit card volume for recommendation services1 in the fourth quarter of 2019 was approximately 1.9 million, representing a decrease of approximately 26.9% from the same period of 2018. The average fee per credit card for recommendation services was RMB110.21 (US$15.83) in the fourth quarter of 2019, compared with RMB112.05 in the same period of 2018.

Revenues from recommendation services for loans decreased by 89.2% to RMB40.0 million (US$5.7 million) in the fourth quarter of 2019 from RMB370.1 million in the same period of 2018, mainly due to the decrease in number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 2.3 million in the fourth quarter of 2019, representing a decrease of approximately 90.7% from the same period of 2018. The decrease was mainly attributable to the decrease of number of financial products available on our platform given the credit tightening and change of industry dynamics. The average fee per loan application increased to RMB17.49 (US$2.51) in the fourth quarter of 2019 from RMB14.98 in the same period of 2018.

Revenues from advertising and marketing services and other services decreased by 50.1% to RMB41.4 million (US$5.9 million) in the fourth quarter of 2019 from RMB82.9 million in the same period of 2018.The decrease was primarily due to the decrease of advertising revenue and, to a lesser extent, the decrease of revenue from other services, including that of big data and risk management services. The Company reduced certain advertising business given the lower efficiency amidst challenging macroeconomic environment.

Cost of revenues decreased by 60.5% to RMB26.7 million (US$3.8 million) in the fourth quarter of 2019 from RMB67.6 million in the same period of 2018. The decrease was primarily attributable to the decrease in direct costs relating to advertising and marketing services revenue.

Gross profit decreased by 61.0% to RMB263.0 million (US$37.8 million) in the fourth quarter of 2019 from RMB674.5 million in the same period of 2018. The decrease was primarily attributable to revenue decline. Gross margin was 90.8% in the fourth quarter of 2019, compared with 90.9% in the same period of 2018.

Sales and marketing expenses decreased by 50.6% to RMB260.4 million (US$37.4 million) in the fourth quarter of 2019 from RMB526.6 million in the same period of 2018. The decrease was mainly due to the decrease in traffic acquisition costs, call center outsourcing cost and payroll costs, partially offset by the increase in rewards to business partners for promotion on social network and social media platform.

Research and development expenses decreased by 38.6% to RMB50.2 million (US$7.2 million) in the fourth quarter of 2019 from RMB81.7 million in the same period of 2018, primarily due to the decrease in payroll costs associated with the Company’s cost optimization initiatives to improve efficiency amidst the challenging macroeconomic environment in the fourth quarter of 2019.

General and administrative expenses were negative RMB46.0 million (US$6.6 million) in the fourth quarter of 2019 compared with  RMB49.4 million in the same period of 2018. The decrease was primarily due to a net impact of negative RMB79.6 million arising from the reversal of share-based compensation expenses related to the options granted in 2017 with a performance condition and the recognition of share-based compensation expenses for the modification of performance condition for the same awards in the fourth quarter of 2019. Such reversal and recognition were recorded, because the achievement of original performance condition became improbable and a modification was made consequently. Apart from the impact of share based compensation, general and administrative expense increased slightly by 7.3% in the fourth quarter of 2019 compared with that in the same period of 2018.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were negative RMB66.6 million (US$9.6 million) in the fourth quarter of 2019 and RMB27.1 million in the same period of 2018. The amount of negative RMB66.6 million was a combination of the share based compensation expenses of RMB13.0 million recognized for the new grant in the current period and amortization of previous grants, and the aforementioned net impact of negative RMB79.6 million.

Net loss was RMB6.6 million (US$0.9 million) in the fourth quarter of 2019, compared with a net income of RMB11.9 million in the same period of 2018.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments from net loss, was RMB68.8 million (US$9.9 million) in the fourth quarter of 2019, compared with a non-GAAP adjusted net income of RMB39.0 million in the same period of 2018.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax (expenses)/benefits from net loss, was a loss of RMB63.2 million (US$9.1 million) in the fourth quarter of 2019, compared with an income of RMB54.1 million in the same period of 2018.

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and investment and time deposits of RMB1,069.1 million (US$153.6 million), and working capital of approximately RMB947.0 million (US$136.0 million).

Fiscal Year 2019 Financial Results

Total revenues for the fiscal year 2019 decreased by 19.0% to RMB1,630.3 million (US$234.2 million) from RMB2,011.8 million in fiscal year 2018.

Total revenues from recommendation services decreased by 19.8% to RMB1,416.0 million (US$203.4 million) in the fiscal year 2019 from RMB1,766.3 million in fiscal year 2018.

Revenues from recommendation services for credit cards was RMB749.7 million (US$107.7 million) in the fiscal year 2019, and remained stable compared with  2018. Credit card volume for recommendation services1 in the fiscal year 2019 was approximately 6.9 million, representing a decrease of approximately 2.8% from fiscal year 2018. The average fee per credit card for recommendation services increased to RMB108.64 (US$15.61) in the fiscal year 2019 from RMB105.19 in the prior year.

4  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Revenues from recommendation services for loans decreased by 34.4% to RMB666.3 million (US$95.7 million) in the fiscal year 2019 from RMB1,015.4 million in the prior year, mainly due to the decrease in number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 37.7 million in the fiscal year 2019, representing a decrease of approximately 47.1% from fiscal year 2018. The decrease was mainly attributable to the decrease of number of financial products available on our platform given the credit tightening and change of industry dynamics. The average fee per loan application increased to RMB17.68 (US$2.54) in the fiscal year 2019 from RMB14.24 in the prior year.

Revenues from advertising and marketing services and other services decreased by 12.7% to RMB214.3 million (US$30.8 million) in the fiscal year 2019 from RMB245.5 million in the prior year, primarily due to the decrease in the advertising and marketing services, partially offset by the increase in the big data and risk management services.

Cost of revenues decreased by 40.0% to RMB134.0 million (US$19.2 million) in the fiscal year 2019 from RMB223.3 million in the prior year. The decrease was primarily attributable to the direct costs relating to advertising and marketing services revenue, partially offset by the increase of data acquisition costs and depreciation costs.

Gross profit decreased by 16.3% to RMB1,496.3 million (US$214.9 million) in the fiscal year 2019 from RMB1,788.5 million in the prior year. The decrease was primarily attributable to the decrease of revenue. Gross margin was 91.8% in the fiscal year 2019, compared with 88.9% in the prior year.

Sales and marketing expenses decreased by 12.6% to RMB1,352.3 million (US$194.2 million) in the fiscal year 2019 from RMB1,547.5 million in the prior year. The decrease was mainly due to the decrease in traffic acquisition cost and call center outsourcing cost, partially offset by growth in rewards to business partners for promotion on social network and social media platform.

Research and development expenses increased by 12.8% to RMB272.3 million (US$39.1 million) in the fiscal year 2019 from RMB241.3 million in the prior year, primarily due to the increase of payroll costs mainly related to the R&D staff increased in the first half of 2019.

General and administrative expenses decreased by 56.8% to RMB77.1 million (US$11.1 million) in the fiscal year 2019 from RMB178.4 million in the prior year. The decrease was primarily due to a net impact of negative RMB79.6 million arising from the reversal of share-based compensation expenses related to the options granted in 2017 with a performance condition and the recognition of share-based compensation expenses for the modification of performance condition for the same awards in the fourth quarter of 2019. Such reversal and recognition were recorded, because the achievement of original performance condition became improbable and a modification was made consequently. Apart from the impact of share based compensation, general and administrative expense increased by 43.3% in 2019 compared with prior year, which was mainly due to increase in professional fees.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB6.4 million (US$0.9 million) in the fiscal year 2019 and RMB130.7 million in fiscal year 2018. The amount of RMB6.4 million was a combination of the share based compensation expenses of RMB86.0 million recognized for the new grant in the current period and amortization of previous grants, and the aforementioned net impact of negative RMB79.6 million.

Impairment loss primarily reflects the impairment of the goodwill and intangible assets related to a subsidiary acquired in 2018 due to adverse development of its business and change of the relevant industry background and market conditions.

Income tax benefits were RMB18.0 million (US$2.6 million) in the fiscal year 2019, compared with the income tax benefits of RMB4.5 million for the prior year. The increase was primarily due to the release of the deferred tax liabilities of RMB14.9 million related to the impairment charged for intangible assets associated with a subsidiary acquired in prior year.

Net loss was RMB425.2 million (US$61.1 million) in the fiscal year 2019, compared with a net loss of RMB159.8 million in the prior year. The increase of net loss was primarily due to the impairment loss of RMB250.3 million charged in the third quarter of 2019.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments from net loss, was RMB179.0 million (US$25.7 million) in the fiscal year 2019, compared with a non-GAAP adjusted net loss of RMB29.1 million in the prior year.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax (expenses)/benefits from net loss, for the fiscal year 2019 was a loss of RMB150.8 million (US$21.7 million), compared with a loss of RMB13.3 million in the prior year.

Share Repurchase Program

On August 24, 2018, the board of directors of the Company (the “Board”) approved a share repurchase program to repurchase Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period.

On February 22, 2019, the Board approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period.

The Company had repurchased US$30 million of ADSs and closed these two programs in the third quarter of 2019.

Outlook

For the first quarter of 2020, we expect our business to be impacted by the outbreak of cronovirus and seasonality. In spite of huge uncertainties, we have encouragingly observed some early indicators of recovery. Based on our current estimates, we expect total revenues for the first quarter of 2020 to be in the range of approximately RMB130 to140 million. We believe that opportunities will go alongside the challenges and the impact from the COVID-19 outbreak will be short-term in nature, and remain optimistic about the robust long-term prospects for our growth.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 23, 2020 (8:00 PM Beijing/Hong Kong Time on March 23, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 30 , 2020, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10139672

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, impairment loss and tax effects on non-GAAP adjustments.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number of shares and per share data)	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,270,001	694,910	99,818
Restricted cash and time deposits	142,411	249,770	35,877
Short-term investment	78,462	—	—
Accounts receivable, net (including amounts billed through RONG360 of RMB134,966 and RMB3,549 as of December 31, 2018 and December 31, 2019, respectively)	444,199	370,266	53,185
Amount due from related party	—	7,082	1,017
Prepayments and other current assets	160,131	118,100	16,964
Total current assets	2,095,204	1,440,128	206,861
Non-current assets:
Property and equipment, net	52,322	36,686	5,270
Intangible assets, net	115,037	27,061	3,887
Goodwill	147,296	12,697	1,824
Restricted cash, time deposit and investment	—	124,407	17,869
Other non-current assets *	35,276	50,458	7,248
Total non-current assets	349,931	251,309	36,098
Total assets	2,445,135	1,691,437	242,959

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	130,000	60,000	8,618
Accounts payable	201,543	185,681	26,671
Advances from customers	115,597	44,000	6,320
Tax payable	39,446	12,272	1,763
Amount due to related party	72,750	34,310	4,928
Accrued expenses and other current liabilities *	144,478	156,897	22,537
Total current liabilities	703,814	493,160	70,837

Non-current liabilities:
Deferred tax liabilities	16,865	5,801	833
Other non-current liabilities *	20,538	15,145	2,177
Total non-current liabilities	37,403	20,946	3,010
Total liabilities	741,217	514,106	73,847

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number of shares and per share data)	2018	2019	2019
	RMB	RMB	US$

Mezzanine equity:
Redeemable noncontrolling interest	—	5,556	798

Shareholders’ equity:

Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,683,735 shares (including 326,211,940 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of December 31, 2019, respectively.

	284	286	41
Treasury stock, at cost (12,817,240 and 7,780,062 shares held as of December 31, 2018 and December 31, 2019, respectively)	(70,113)	(102,222)	(14,683)
Additional paid-in capital	1,959,655	1,902,105	273,220
Accumulated losses	(339,325)	(706,497)	(101,482)
Statutory reserves	—	3,021	434
Accumulated other comprehensive income	37,750	52,308	7,513
Total Jianpu’s shareholders’ equity	1,588,251	1,149,001	165,043
Noncontrolling interest	115,667	22,774	3,271
Total shareholders’ equity	1,703,918	1,171,775	168,314
Total liabilities, mezzanine equity and shareholders’ equity	2,445,135	1,691,437	242,959

* The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB20.7 million of right-of-use assets recorded in other non-current assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other non-current liabilities respectively on the consolidated balance sheet as of December 31, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption had no impact on the Company’s consolidated statements of comprehensive loss for the quarter ended December 31, 2019 or the opening balances of accumulated losses as of January 1, 2019.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(In thousands except for number of shares and	For the Three Months Ended December 31,			For the Year Ended December 31,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (a)	370,081	40,015	5,748	1,015,407	666,307	95,709
Credit cards	289,133	208,261	29,915	750,941	749,673	107,684
Total recommendation services	659,214	248,276	35,663	1,766,348	1,415,980	203,393
Advertising, marketing and other services (b)	82,886	41,389	5,945	245,494	214,329	30,786
Total revenues	742,100	289,665	41,608	2,011,842	1,630,309	234,179
Cost of revenues	(67,567)	(26,650)	(3,828)	(223,339)	(133,968)	(19,243)
Gross profit	674,533	263,015	37,780	1,788,503	1,496,341	214,936
Operating expenses:
Sales and marketing (c)	(526,573)	(260,397)	(37,404)	(1,547,518)	(1,352,296)	(194,245)
Research and development	(81,707)	(50,234)	(7,216)	(241,270)	(272,343)	(39,120)
General and administrative	(49,415)	45,973	6,604	(178,371)	(77,110)	(11,076)
Impairment loss	—	(4,360)	(626)	—	(254,683)	(36,583)
Income/ (Loss) from operations	16,838	(6,003)	(862)	(178,656)	(460,091)	(66,088)
Net interest income	1,290	166	24	5,037	5,100	733
Others, net	969	(641)	(92)	9,360	11,785	1,693
Income/ (Loss) before income tax	19,097	(6,478)	(930)	(164,259)	(443,206)	(63,662)
Income tax (expenses)/ benefits	(7,194)	(83)	(12)	4,473	17,957	2,579
Net income/ (loss)	11,903	(6,561)	(942)	(159,786)	(425,249)	(61,083)
Less: net income/ (loss) attributable to noncontrolling interests	2,543	(1,194)	(172)	4,829	(61,098)	(8,776)
Net income/ (loss) attributable to Jianpu’s shareholders	9,360	(5,367)	(770)	(164,615)	(364,151)	(52,307)

Other comprehensive (loss)/ income, net
Foreign currency translation adjustments	(1,735)	(12,126)	(1,741)	59,658	14,685	2,109
Total other comprehensive (loss)/ income	(1,735)	(12,126)	(1,741)	59,658	14,685	2,109
Total comprehensive income/ (loss)	10,168	(18,687)	(2,683)	(100,128)	(410,564)	(58,974)
Less: total comprehensive income/ (loss) attributable to noncontrolling interests	2,518	(1,314)	(189)	5,568	(60,971)	(8,758)
Total comprehensive income/ (loss) attributable to Jianpu’s shareholders	7,650	(17,373)	(2,494)	(105,696)	(349,593)	(50,216)

Net income/ (loss) per share attributable to Jianpu’s shareholders
Basic	0.0224	(0.0127)	(0.0018)	(0.3945)	(0.8658)	(0.1244)
Diluted	0.0212	(0.0127)	(0.0018)	(0.3945)	(0.8658)	(0.1244)
Net income/ (loss) per ADS attributable to Jianpu’s shareholders
Basic	0.0560	(0.0318)	(0.0046)	(0.9863)	(2.1646)	(0.3109)
Diluted	0.0530	(0.0318)	(0.0046)	(0.9863)	(2.1646)	(0.3109)
Weighted average number of shares
Basic	417,761,572	422,494,898	422,494,898	417,315,644	420,575,827	420,575,827
Diluted	440,773,807	422,494,898	422,494,898	417,315,644	420,575,827	420,575,827

(a) Including revenues from related party of RMB19,010 and RMB4,457 for the three months ended December 31, 2018 and 2019, respectively. RMB105,492 and RMB31,980 for the year ended December 31, 2018 and 2019, respectively.

(b) Including revenues from related party of RMB2,675 and RMB1,613 for the three months ended December 31, 2018 and 2019, respectively. RMB13,405 and RMB6,858 for the year ended December 31, 2018 and 2019, respectively.

(c) Including expenses from related party of RMB21,423 and RMB75 for the three months ended December 31, 2018 and 2019, respectively. RMB40,167 and RMB21,099 for the year ended December 31, 2018 and 2019, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and	For the Three Months Ended December 31,			For the Year Ended December 31,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Net income/ (loss)	11,903	(6,561)	(942)	(159,786)	(425,249)	(61,083)
Add: Share-based compensation expenses	27,067	(66,625)	(9,570)	130,660	6,390	918
Impairment loss	—	4,360	626	—	254,683	36,583
Reversal of: Tax effects on non-GAAP adjustments	—	—	—	—	(14,866)	(2,135)
Non-GAAP adjusted net income/ (loss)	38,970	(68,826)	(9,886)	(29,126)	(179,042)	(25,717)
Add: Depreciation and amortization	9,232	5,737	824	25,291	36,478	5,240
Net interest income	(1,290)	(166)	(24)	(5,037)	(5,100)	(733)
Income tax expenses/ (benefits) excluding the tax effects on non-GAAP adjustments	7,194	83	12	(4,473)	(3,091)	(444)
Non-GAAP adjusted EBITDA	54,106	(63,172)	(9,074)	(13,345)	(150,755)	(21,654)